Prime Lightworks Inc.



ANNUAL REPORT

444 Somerville Ave

Somerville, MA 02143

0

http://www.primelightworks.com

This Annual Report is dated June 14, 2021.

BUSINESS

Prime Lightworks intends to make electric propulsion systems for space satellites that are solar powered, fully renewable, and consume zero fuel. Based on physical analysis and software simulations, we have reason to believe our CubeSat electric propulsion systems will increase spacecraft lifetime and reliability, while eliminating spacecraft fuel entirely and drastically reducing launch vehicle size and fuel emissions. We have a patent pending on our CubeSat version of the NASA-tested radio frequency (RF) resonant cavity thruster, also called EmDrive. As currently designed, our propulsion system is modular and scalable to support all satellite mission architectures. We are also expanding our technology portfolio for renewable space propulsion to include reusable hydrogen rocket launch vehicle engine development. Our mission is to enable interplanetary space travel while eliminating emissions from aerospace propulsion and drastically reducing cost and waste.

Previous Offerings

Between December 20, 2019 and December 31, 2019, we sold 0 shares of common stock in exchange for $2.06 per share under Regulation Crowdfunding.

Between January 1, 2020 and December 31, 2020, we sold 235,156 shares of common stock in exchange for $2.06 per share under Regulation Crowdfunding.

Subsequent to December 31, 2020, we sold 307,032 shares of common stock in exchange for $2.06 per share under Regulation Crowdfunding as of April 28, 2021.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000.00
Number of Securities Sold: 4,000,000
Use of proceeds: Startup Costs
Date: October 06, 2015
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $15,000.00
Number of Securities Sold: 705,883
Use of proceeds: Startup Costs
Date: January 01, 2016
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $6,450.93
Number of Securities Sold: 303,573
Use of proceeds: Startup Costs
Date: May 30, 2016
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,800.00
Number of Securities Sold: 16,000
Use of proceeds: Research & Development
Date: November 14, 2017
Offering exemption relied upon: Rule 701

Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,200.00
Number of Securities Sold: 8,000
Use of proceeds: Research & Development
Date: November 14, 2017
Offering exemption relied upon: Rule 701

Type of security sold: Convertible Note
Final amount sold: $13,549.07

Use of proceeds: Startup Costs
Date: May 30, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: June 15, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Research & Development
Date: July 12, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Research & Development
Date: July 28, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $300,000.00
Use of proceeds: Research & Development
Date: July 29, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $200,000.00
Use of proceeds: Research & Development
Date: August 31, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: August 31, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: September 30, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00

Use of proceeds: Research & Development
Date: November 14, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $250,000.00
Use of proceeds: Research & Development
Date: May 08, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $300,000.00
Use of proceeds: Research & Development
Date: June 21, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: February 01, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $125,000.00
Use of proceeds: Research & Development
Date: May 10, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: July 17, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: August 28, 2019
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Operating Results – 2020 Compared to 2019

The Company is pre-revenue and has been incurring expenses to support our prototype research and development test campaign and satellite electric propulsion system go-to-market sales strategy. Since inception the Company has participated in the following incubator programs (Y Combinator; Greentown Labs; Cleantech Open; and Starburst Accelerator) and obtained funding through these programs and through our founder and officers.

Since incorporating in 2015, Prime Lightworks has raised $1.878M seed funding from founders, angel investors, and venture capital, in addition to $1.003M so far disbursed from our StartEngine Regulation Crowdfunding campaign as of April 28, 2021. We have prior authorization through Board Consent to raise an additional $1.725M seed funding through Simple Agreement for Future Equity (SAFE). Based on the success of this StartEngine Regulation Crowdfunding campaign (up to $1.07M), funds raised from the crowdfunding campaign will now make up 100% of the total funds our company will have after fundraising.

Liquidity and Capital Resources

As of December 31, 2020, the company had cash in the amount of $22,307. Cash went from $5,375 in 2019 to $22,307 in 2020 as the Company continued spending on payroll and acquisition of capital assets including prototype electronics and thrust measurement equipment.

On December 20, 2019, the Company launched our Regulation Crowdfunding campaign on StartEngine. As of December 31, 2020, the company had received disbursements in the amount of $437,180 from StartEngine Regulation Crowdfunding. As of April 28, 2021, the company has received disbursements in the amount of $1,003,229 from StartEngine Regulation Crowdfunding. This investment capital has allowed the Company to remain liquid and maintain normal business operations. On May 12, 2020, the Company received a Paycheck Protection Program (PPP) loan in the amount of $47,838 from Wells Fargo through the Small Business Administration (SBA). The company intends to raise additional equity capital in the future, pending R&D and customer milestones. As of April 28, 2021, the Company had cash in the amount of $222,748.

The company has a credit card from Wells Fargo with an interest rate of 12.24% on purchases and an outstanding balance of $10,960 as of April 28, 2021.

The Company has a credit card from American Express with an interest rate of 18.24% on purchases and an outstanding balance of $144 as of April 28, 2021.

The Company has a credit card from Capital One with an interest rate of 16.99% on purchases and an outstanding balance of $0 as of April 28, 2021.

The Company has a PayPal loan with an interest rate of 19.99% on purchases and an outstanding balance of $0 as of April 28, 2021.

The Company has a convertible note that bears no interest and an outstanding balance of $13,549 as of April 28, 2021.

The Company has received $1,825,000 from convertible SAFE notes as of April 28, 2021.

The Company previously had a Loan from Shareholders ($17,000 paid in full) with no interest rate and no maturity date and an outstanding balance of $0 as of April 28, 2021.

The Company has a Paycheck Protection Program (PPP) loan from Wells Fargo with an interest rate of 1.00% and an outstanding balance of $47,838 as of April 28, 2021.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $22,307.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SAFE Notes
Amount Owed: $1,825,000.00
Interest Rate: 0.0%
Maturity Date: N/A
The Company has received $1,825,000 from convertible SAFE notes as of April 28, 2021.

Creditor: Convertible Notes
Amount Owed: $13,549.07
Interest Rate: 0.0%
Maturity Date: May 30, 2026
The Company has a convertible note that bears no interest and an outstanding balance of $13,549 as of April 28, 2021.

Creditor: Shareholder Loan
Amount Owed: $0.00
Interest Rate: 0.0%
The Company previously had a Loan from Shareholders ($17,000 paid in full) with no interest rate and no maturity date and an outstanding balance of $0 as of April 28, 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kyle Bernard Flanagan

Kyle Bernard Flanagan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Sole Director

Dates of Service: October 05, 2015 - Present
Responsibilities: Authorize board consents, elect officers, authorize equity incentive plan, authorize fundraising

Position: CEO, President, CFO/Treasurer, Secretary
Dates of Service: October 05, 2015 - Present
Responsibilities: Authorize engagements, file tax forms, manage employees, manage budget, intellectual property protection, prototype development, generate growth/users/revenue.
Executive Salary: $120,000 per year. Equity: 4,001,304 shares.

Name: Peter Clinton Dohm

Peter Clinton Dohm's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP Engineering
Dates of Service: May 17, 2019 - Present
Responsibilities: Research & Development (R&D) of radio frequency (RF) resonant cavity thruster propulsion system. Officer Salary: $67,500 per year. Equity: 24,000 shares; 16,000 options.

Position: RF Design Engineer
Dates of Service: July 01, 2016 - Present
Responsibilities: Research & Development (R&D) of radio frequency (RF) resonant cavity thruster propulsion system.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kyle Bernard Flanagan
Amount and nature of Beneficial ownership: 4,001,304
Percent of class: 71.78%

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

The Company has authorized Common Stock, Convertible Security, and Simple Agreement for Future Equity (SAFE). As part of the Regulation Crowdfunding raise, the Company will be offering up to 519,417 shares of Common Stock. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common stock

The amount of security authorized is 10,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2020, 5,267,056 shares of common stock were outstanding. As of April 28, 2021, a total of 5,574,088 shares of common stock are outstanding.

Voting Rights

Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Material Rights

The total amount of 5,574,088 shares of common stock outstanding includes granted but unexercised stock options for 169,916 shares of common stock and unexercised warrants for 5,000 shares of common stock.

Convertible Securities

The security will convert into Preferred stock and the terms of the Convertible Security are outlined below:

Amount outstanding: $13,549.07
Maturity Date: May 30, 2026
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $5,000,000

Material Rights

There are no material rights associated with Convertible Security.

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: None

Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $375,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $300,000.00
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $975,000.00
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

We are an early stage Company and have no revenues and a limited operating history.

The Company has a short history, no current customers, and no revenue. Prime Lightworks Inc. has incurred a net loss and has had no revenues generated since inception. Further, under the best scenarios, we do not intend do make our first sales prior to 2022, which means we will have no revenues or profits until then, and likely no profits, if at all, for several years after that. If you are investing in this Company, it's because you think that radio frequency (RF) resonant cavity propulsion is a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We currently do not have any operational products and developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured a prototype for our radio frequency (RF) resonant cavity propulsion system – our only product. Delays or cost overruns in the development of our propulsion systems and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. For instance, we had to rework our system design after the thrust measurements with our initial RF power electronics enclosure in 2018 and 2019 showed false positive results. Further, as we are still in the research and development phase, we may never produce a product that does what we anticipate it do, or even if we do that product may not be marketable. Satellites are prone to satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. Any failure of our system, or even the satellite of our clients could harm us both monetarily and make us suffer reputational harm. Any of these events could materially and adversely affect our operating performance and results of operations.

We are reliant on one main type of product.

All of our proposed products are variants on one type of product, an electric propulsion system. Our future revenues are therefore dependent upon the market for that system.

This is a new and unproven technology.

Our electric propulsion technology is a completely new product that we have recently introduced into a field currently using conventional satellite propulsion (divided between chemical and electric). Regardless of any current perceptions of the market, it is entirely possible that our electric propulsion technology will not gain significant acceptance with any group of customers.

We face significant market competition.

We will compete with larger, more established companies who currently have products on the market and/or various respective product development programs. Conventional satellite propulsion is divided between chemical (e.g. Northrop Grumman) and electric (e.g. Busek). They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify in the future.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will need to raise additional funds in the future, in order to complete some of our benchmarks described above including, completing the proof of concept measurements, space flight demonstration and manufacture our initial orders. If the Company can't get those funds, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

We have applied for a utility patent and there is no guarantee the patent will be approved.

The Company's intellectual property such as patent pending, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

We have applied for a patent that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. The Company has applied for a utility patent and three trademarks. The Company owns numerous Internet domain names and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patent pending unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patent pending, trademarks, and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Kyle Bernard Flanagan, our co-founder and Vice President of Engineering, Peter Clinton Dohm, and our engineering and production teams. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these services could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Prime Lightworks Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Prime Lightworks Inc. could harm our reputation and materially negatively impact our financial condition and business.

Majority of outstanding Common Stock and granted stock options held by our CEO

To date, the Company's CEO and Sole Director, Kyle Bernard Flanagan, owns 4,000,000 shares of Common Stock which represents 80.84% of the issued Common Stock, granted stock options, and outstanding warrants. Mr. Flanagan currently holds 80.84% of the Company's voting stock and at the conclusion of this offering will continue to hold a majority of the Company's Common Stock and granted stock options. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace hardware development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections or forward looking statements include, but are not limited to, the timing for our launch, receiving government grants, getting new customers, and revenues. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 14, 2021.

Prime Lightworks Inc.

By /s/ *KYLE BERNARD FLANAGAN*

       Name: <u>KYLE BERNARD FLANAGAN</u>

       Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Prime Lightworks Inc.
Annual Report Disclosures

Accounts	Source	2020	2019	Notes
Total Assets	Bal Sht	$ 368,863.76	$ 320,261.49	
Cash Equivalents	Bal Sht	$ 22,307.55	$ 5,374.68	
Accounts Received	Bal Sht	$ -	$ -	No Receivables
Short Term Debt	Bal Sht	$ 49,198.27	$ 51,661.59	
Long Term Debt	Bal Sht	$ 2,364,424.59	$ 1,855,549.00	
Revenue	P&L	$ -	$ -	No Sales
COGS	P&L	$ -	$ -	No Sales
Taxes Paid	P&L	$ 2,191.69	$ 2,330.47	
Income*	P&L	$ (455,618.31)	$ (407,952.09)	

*Added back CA, MA, DE and Other Taxes.

Prime Lightworks Inc.
Profit and Loss YTD Comparison
January - December 2020

| | Total | |
	Jan - Dec 2020	Jan - Dec 2019 (PY)
Income		
Total Income		
Gross Profit	$ 0.00	$ 0.00
Expenses		
Advertising & Marketing	45,313.17	10,757.24
Automobile	36.00	68.00
Bank Charges & Fees	174.76	149.40
Business Licenses		2,945.00
Contractors		11,001.80
Dues & Subscription	7,729.64	6,910.27
Insurance	4,150.70	3,767.80
Interest Paid	4,391.09	2,409.81
IT Services	2,760.00	2,040.00
Legal & Professional Services	143,448.27	31,853.99
Meals & Entertainment	27.69	
Moving Expense	1,823.84	
Office Expense	7,697.55	5,001.68
Payroll Expenses	0.00	0.00
Officer Compensation	153,125.00	
Payroll Taxes	12,372.06	17,900.39
Salaries & Wages		211,723.94
Total Payroll Expenses	$ 165,497.06	$ 229,624.33
Payroll Processing Fees	2,013.00	2,250.00
Reimbursable Expenses	0.00	
Rent & Lease	59,991.26	93,372.83
Shipping	102.64	2,181.07
Small Equipment Expensed	6,838.06	7,600.40
Taxes		
CA Taxes	830.00	825.00
DE Franchise Tax		450.00
MA Taxes	637.00	606.00
Other Taxes	724.69	449.47
Total Taxes	$ 2,191.69	$ 2,330.47
Travel	1,691.93	6,707.15
Utilities	3,931.68	5,785.70
Total Expenses	$ 459,810.03	$ 426,756.94
Net Operating Income	-$ 459,810.03	-$ 426,756.94
Other Income		
Employment Reimbursement Income		16,464.36
Interest Income	0.03	10.02
Non-Taxable SBA Grant	2,000.00	
Total Other Income	$ 2,000.03	$ 16,474.38

Net Other Income	$	2,000.03	$	16,474.38
Net Income	-$	457,810.00	-$	410,282.56

Sunday, Apr 25, 2021 03:32:34 PM GMT-7 - Accrual Basis

Prime Lightworks Inc.
Balance Sheet Comparison
As of December 31, 2020

	Total		
			As of Dec 31, 2019
	As of Dec 31, 2020		(PY)
ASSETS			
Current Assets			
Bank Accounts			
BUSINESS CHECKING (4884)	22,307.55		5,204.87
BUSINESS MARKET RATE SAVINGS (3614)	0.00		97.54
BUSINESS PLATINUM SAVINGS (3598)	0.00		72.27
Total Bank Accounts	$	22,307.55	$ 5,374.68
Total Current Assets	$	22,307.55	$ 5,374.68
Fixed Assets			
Accumulated Depreciation	-151,610.81		-151,610.81
Computers & Equipment	51,311.53		51,311.53
Furniture & Fixtures	11,966.97		11,966.97
Hardware Machining	75,867.07		75,867.07
Software	65,207.15		65,207.15
Test Equipment	193,895.32		193,680.32
Test Hardware	70,602.35		65,117.58
Total Fixed Assets	$	317,239.58	$ 311,539.81
Other Assets			
Crowdfunding Deposits Held in Escrow	25,969.63		
Organizational Costs	3,347.00		3,347.00
Start-up Costs	0.00		0.00
Total Other Assets	$	29,316.63	$ 3,347.00
TOTAL ASSETS	$	368,863.76	$ 320,261.49
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)	17,033.00		17,033.00
Total Accounts Payable	$	17,033.00	$ 17,033.00
Credit Cards			
AMEX CREDIT 11006	143.98		143.98
AMEX CREDIT 71000	0.00		0.00
BUSINESS CARD (5276)	20,616.55		25,760.28
BUSINESS LINE OF CREDIT (2538)	0.00		0.00
CAP1 CREDIT 4643	2,805.73		8,724.33
Total Credit Cards	$	23,566.26	$ 34,628.59
Other Current Liabilities			
Paypal Loan	0.00		0.00
Payroll Tax Liability	8,599.01		
Total Other Current Liabilities	$	8,599.01	$ 0.00
Total Current Liabilities	$	49,198.27	$ 51,661.59

Long-Term Liabilities				
Convertible Notes			2,299,586.59	1,838,549.00
Loan from Shareholders			17,000.00	17,000.00
Wells Fargo PPP Loan			47,838.00	
Total Long-Term Liabilities		$	2,364,424.59	$ 1,855,549.00
Total Liabilities		$	2,413,622.86	$ 1,907,210.59
Equity				
Additional Paid In Capital			32,021.00	32,021.00
Common Stock			8,050.00	8,050.00
Opening Balance Equity			0.00	0.00
Retained Earnings			-1,574,078.50	-1,163,795.94
Treasury Stock			-52,941.60	-52,941.60
Net Income			-457,810.00	-410,282.56
Total Equity		-$	2,044,759.10	-$ 1,586,949.10
TOTAL LIABILITIES AND EQUITY		$	368,863.76	$ 320,261.49

Prime Lightworks Inc.
Statement of Cash Flows
January - December 2020

		Total
OPERATING ACTIVITIES		
Net Income		-457,810.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
AMEX CREDIT 11006		0.00
AMEX CREDIT 71000		0.00
BUSINESS CARD (5276)		-5,143.73
CAP1 CREDIT 4643		-5,918.60
Paypal Loan		0.00
Payroll Tax Liability		8,599.01
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	2,463.32
Net cash provided by operating activities	-$	460,273.32
INVESTING ACTIVITIES		
Test Equipment		-215.00
Test Hardware		-5,484.77
Crowdfunding Deposits Held in Escrow		-25,969.63
Net cash provided by investing activities	-$	31,669.40
FINANCING ACTIVITIES		
Convertible Notes		461,037.59
Wells Fargo PPP Loan		47,838.00
Net cash provided by financing activities	$	508,875.59
Net cash increase for period	$	16,932.87
Cash at beginning of period		5,374.68
Cash at end of period	$	22,307.55

CERTIFICATION

I, KYLE BERNARD FLANAGAN, Principal Executive Officer of Prime Lightworks Inc., hereby certify that the financial statements of Prime Lightworks Inc. included in this Report are true and complete in all material respects.

KYLE BERNARD FLANAGAN

Principal Executive Officer